

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2012

<u>Via E-mail</u>
Jan H. Hollar
Executive Vice President
and Chief Financial Officer
Yadkin Valley Financial Corp.
209 North Bridge Street
Elkin, North Carolina 28621

> **Re: Yadkin Valley Financial Corp.**
> **Registration Statement on Form S-1**
> **Filed April 12, 2012**
> **File No. 333-180686**

Dear Ms. Hollar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1.   We note the public offering price of the Preferred Shares will be determined by an auction process. We also note the clearing price will be equal to the highest price in the auction for which the quantity of all bids at or above such price equals the number of Preferred Shares that Treasury elects to sell. This appears to provide a great deal of discretion to the selling shareholder and little certainty to bidders participating in the auction. It is unclear how this process provides a formula that bidders can rely on in placing their bids. Please explain how the bidders will have certainty as to the manner in which the offering price will be determined.

2.   In your next amendment, please include a table of contents. Refer to Item 502(a) of Regulation S-K.

Prospectus Cover Page

3.   Please revise the cover page of your prospectus to identify the underwriters. If you are unable to name the underwriters prior to acceleration of effectiveness of the registration statement, please confirm that you will identify the underwriters in a post-effective amendment filed prior to any distribution of the prospectus. Also confirm that you will not use the prospectus before all outstanding blanks in the "Underwriting" section have been filled in.

4.   Revise footnote (1) of the registration statement to disclose the aggregate unpaid dividends and the amount per share as of the latest practicable date.

Summary

The Offering, page 1

5.   Revise under "Redemption" to indicate if the Company has the current intention to redeem the preferred in the near future or before February 15, 2014. In addition, disclose the amount of additional capital the Company will need under applicable TARP rules to be in a position to request redemption.

6.   Revise under "Voting Rights" to disclose how the nomination process will work in the event that 2 directors are to be added. In addition, disclose why you deferred dividend payments, whether approval was sought to pay the deferred dividends, and, if applicable, why authority was denied. In addition, disclose the general conditions under which dividends will be allowed.

7.   Revise to disclose whether or not the Company will bid in the offering.

Risk Factors

We have been required to defer dividend payments…, page 15

8.   Please revise to quantify on a per-share basis the amount of deferred dividends on your Series T Preferred Stock and Series T-ACB Preferred Stock.

Exhibits

9.   We note that the Underwriting Agreement has not been filed as an exhibit to the registration statement. Please file it with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel